UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 13 July 2015

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

MEDIA RELEASE



PRODUCTION AND COST GUIDANCE FOR Q2 2015

Johannesburg, 13 July 2015: Gold Fields Limited (Gold Fields) (JSE, NYSE, NASDAQ Dubai: GFI) provides production and cost guidance for the Group for the June 2015 quarter (Q2 2015). After a planned weaker March 2015 quarter, we expect a much improved June 2015 quarter.

Attributable gold equivalent production for the quarter is expected to be approximately 535,000 ounces (Q1 2015: 501,000 ounces) at All-in Sustaining Costs (AISC) of US$1,030/oz (Q1 2015: US$1,143/oz) and All-in Costs (AIC) of US$1,060/oz (Q1 2015: US$1,164/oz).

Previously published guidance for 2015, of attributable gold equivalent production of approximately 2.2 million ounces at AISC of US$1,055/oz and AIC of US$1,075/oz, remains intact.

Gold Fields' full results for the quarter ended 30 June 2015 will be published on Thursday, 20 August 2015.

Enquiries

Investors

Avishkar Nagaser
Tel: +27 11 562-9775
Mobile: +27 82 312 8692
Email : Avishkar.Nagaser@goldfields.co.za

Willie Jacobsz
Tel: +1 617 535 7545
Mobile: +1 857 241 7127
Email: Willie.Jacobsz@gfexpl.com

Media
Sven Lunsche
Tel: +27 11 562-9763
Mobile: +27 83 260 9279
Email : Sven.Lunsche@goldfields.co.za

ends

Notes to editors

Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel   +27 11 562 9700
Fax   +27 11 562 9838
www.goldfields.com

Investor Enquiries

Avishkar Nagaser
Tel   +27 11 562 9775
Mobile   +27 82 312 8692
email   Avishkar Nagaser@
           goldfields.co.za

Willie Jacobsz
Tel   +1 617 535 7545
Mobile   +1 857 241 7127
email   Willie.Jacobsz@
           gfexpl.com

Media Enquiries

Sven Lunsche
Tel   +27 11 562 9763
Mobile   +27 83 260 9279
email   Sven.Lunsche@
           goldfields.co.za

About Gold Fields

Gold Fields Limited is an unhedged, globally diversified producer of gold with eight operating mines in Australia, Ghana, Peru and South Africa with attributable annual gold production of approximately 2.2 million ounces. It has attributable Mineral Reserves of around 48 million ounces and Mineral Resources of around 108 million ounces. Attributable copper Mineral Reserves total 620 million pounds and Mineral Resources 6,873 million pounds. Gold Fields has a primary listing on the JSE Limited, with secondary listings on the New York Stock Exchange (NYSE), NASDAQ Dubai Limited and the Swiss Exchange (SWX).

Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 13 July 2015

By: /s/ Nicholas J. Holland

Name: Nicholas J. Holland
Title: Chief Executive Officer